UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


       Date of Report (Date of earliest event reported): April 27, 2005
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                         ANDINA BOTTLING COMPANY, INC.
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
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                              Piso 20, Las Condes
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                                   Santiago
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                                    Chile
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                   (Address of principal executive offices)

                          Form 20-F [X] Form 40-F [_]


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes [_] No [X]